SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

  (MARK ONE)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______________ to ___________________.

                        Commission File Number: 000-23113


      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                       GUARANTY BANCSHARES, INC. EMPLOYEE
                  STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            GUARANTY BANCSHARES, INC.
                                100 WEST ARKANSAS
                           MOUNT PLEASANT, TEXAS 75455

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS


                                      INDEX

                                                                         PAGE
                                                                       --------
Independent Auditor's Report                                               1

Statements of Net Assets Available for Plan Benefits
      as of December 31, 1998 and December 31, 1997                       2-4

Statements of Changes in Net Assets Available for Plan Benefits
      For the years ended December 31, 1998 and December 31, 1997         5-7

Notes to Financial Statements
      For the years ended December 31, 1998 and December 31, 1997         8-13

Supplemental Schedule of Assets Held for Investment Purposes              14

Supplemental Schedule of Reportable Transactions                          15

                [ARNOLD, WALKER, ARNOLD & CO., P.C. LETTERHEAD]



                            INDEPENDENT AUDITOR'S REPORT

To the Administrator of the
Guaranty Bancshares, Inc.
Employee Stock Ownership Plan
   with 401(k) Provisions

We were engaged to audit the accompanying financial statements and supplemental schedules of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401 (k) Provisions (the "Plan") as of December 31, 1998, and 1997, and for the years then ended, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by the Bank of New York, the asset custodian of the Plan for 1998, and the Guaranty Bank Trust Department, the asset custodian of the Plan for 1997, except for comparing such information with the related information included in the 1998 and 1997 financial statements and supplemental schedules. We have been informed by the plan administrator that the asset custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the asset custodians as of and for the years ended December 31, 1998 and 1997, that the information provided to the plan administrator by the asset custodians is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the asset custodian, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ ARNOLD, WALKER, ARNOLD & CO., P.C.
    Arnold, Walker, Arnold & Co., P.C.


May 20, 1999

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997



                                                                          DECEMBER 31, 1998
                                                        ---------------------------------------------------------------
                                                                             PARTICIPANT
                                                                              DIRECTED
                                                        ---------------------------------------------------------------
                                                          FIXED               GROWTH &                        MONEY
                                                          INCOME    GROWTH     INCOME        STOCK            MARKET
                                                           FUND      FUND       FUND          FUND             FUND

ASSETS

 Investments at Fair Value:
 Guaranty Bancshares, Inc. Common Stock ............          -          -          -       1,420,521             --
 Pooled Funds and Mutual Funds .....................          -          -          -          59,331          245,443
                                                        --------   --------    -------      ---------        ---------
  TOTAL INVESTMENTS ................................          -          -          -       1,479,852          245,443
                                                        --------   --------    -------      ---------        ---------
  TOTAL ASSETS .....................................          -          -          -       1,479,852          245,443
                                                        --------   --------    -------      ---------        ---------

LIABILITIES

 Participant benefits payable ......................          -          -          -           6,842             --
                                                        --------   --------    -------      ---------        ---------
  TOTAL LIABILITIES ................................          -          -          -           6,842             --
                                                        --------   --------    -------      ---------        ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .............          -          -          -       1,473,010          245,443
                                                        ========   ========    =======      =========        =========

                                                                      DECEMBER 31, 1998
                                                        ----------------------------------------------
                                                                        PARTICIPANT
                                                                         DIRECTED
                                                        ----------------------------------------------
                                                         STABLE
                                                         VALUE           GOVERNMENT          S&P
                                                         FUND            BOND FUND        STOCK FUND
ASSETS

 Investments at Fair Value:
 Guaranty Bancshares, Inc. Common Stock ............         --               --                 --
 Pooled Funds and Mutual Funds .....................       69,350          104,319            400,825
                                                        ---------        ---------          ---------
  TOTAL INVESTMENTS ................................       69,350          104,319            400,825
                                                        ---------        ---------          ---------
  TOTAL ASSETS .....................................       69,350          104,319            400,825
                                                        ---------        ---------          ---------

LIABILITIES

 Participant benefits payable ......................         --               --                 --
                                                        ---------        ---------          ---------
  TOTAL LIABILITIES ................................         --               --                 --
                                                        ---------        ---------          ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .............       69,350          104,319            400,825
                                                        =========        =========          =========

The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997


                                                                                 DECEMBER 31, 1998
                                                        ------------------------------------------------------------------
                                                                                   PARTICIPANT
                                                                                     DIRECTED
                                                        ------------------------------------------------------------------
                                                                                                ASSET            ASSET
                                                                             INTER-          ALLOCATION       ALLOCATION
                                                        S&P MIDCAP          NATIONAL            FUND          FUND GROWTH
                                                        STOCK FUND         STOCK FUND       INCOME PLUS         & INCOME

ASSETS

Investments at Fair Value:
Guaranty Bancshares, Inc. Common Stock .........              --                --                --                --
Pooled Funds and Mutual Funds ..................           143,768            22,490           220,438           169,316
                                                         ---------         ---------         ---------         ---------
  TOTAL INVESTMENTS ............................           143,768            22,490           220,438           169,316
                                                         ---------         ---------         ---------         ---------
  TOTAL ASSETS .................................           143,768            22,490           220,438           169,316
                                                         ---------         ---------         ---------         ---------

LIABILITIES

Participant benefits payable ...................              --                --                --                --
                                                         ---------         ---------         ---------         ---------
  TOTAL LIABILITIES ............................              --                --                --                --
                                                         ---------         ---------         ---------         ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .........           143,768            22,490           220,438           169,316
                                                         =========         =========         =========         =========

                                                                       DECEMBER 31, 1998
                                                        -----------------------------------------------
                                                                             NON-
                                                         PARTICIPANT      PARTICIPANT
                                                           DIRECTED        DIRECTED
                                                        --------------   ------------
                                                           ASSET
                                                         ALLOCATION
                                                           FUND             STOCK
                                                          GROWTH            FUND              TOTAL

ASSETS

Investments at Fair Value:
Guaranty Bancshares, Inc. Common Stock .........             --           2,221,838         3,642,359
Pooled Funds and Mutual Funds ..................          579,917            92,801         2,107,998
                                                        ---------         ---------         ---------
  TOTAL INVESTMENTS ............................          579,917         2,314,639         5,750,357
                                                        ---------         ---------         ---------
  TOTAL ASSETS .................................          579,917         2,314,639         5,750,357
                                                        ---------         ---------         ---------

LIABILITIES

Participant benefits payable ...................             --              10,701            17,543
                                                        ---------         ---------         ---------
  TOTAL LIABILITIES ............................             --              10,701            17,543
                                                        ---------         ---------         ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .........          579,917         2,303,938         5,732,814
                                                        =========         =========         =========


The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997


                                                                                       DECEMBER 31, 1997
                                                           ----------------------------------------------------------------------
                                                                                                              NON-
                                                                            PARTICIPANT                    PARTICIPANT
                                                                             DIRECTED                       DIRECTED
                                                           ---------------------------------------------  ------------
                                                              FIXED                  GROWTH &
                                                             INCOME      GROWTH      INCOME     STOCK        STOCK
                                                              FUND        FUND        FUND      FUND         FUND       TOTAL


ASSETS

  Cash .................................................     713,685     333,475     109,200     131,108     205,067   1,492,535
  Certificates of Deposit ..............................     320,000      90,000        --          --          --       410,000
  Investments, at Fair Value:
     Guaranty Bancshares, Inc. Common Stock ............        --          --          --     1,214,939   1,877,315   3,092,254
     Other Investments .................................     480,134      47,062      34,315        --          --       561,511
                                                           ---------   ---------   ---------   ---------   ---------   ---------
  TOTAL INVESTMENTS ....................................   1,513,819     470,537     143,515   1,346,047   2,082,382   5,556,300
                                                           ---------   ---------   ---------   ---------   ---------   ---------

  Participant Loans ....................................       1,859        --          --          --          --         1,859
                                                           ---------   ---------   ---------   ---------   ---------   ---------

  TOTAL ASSETS .........................................   1,515,678     470,537     143,515   1,346,047   2,082,382   5,558,159
                                                           ---------   ---------   ---------   ---------   ---------   ---------


  LIABILITIES

     Contributions Held in Suspense (Section 415 IRC) ..        --          --          --          --         1,967       1,967
     Due to Bank - Excess Contributions ................        --          --          --          --         5,119       5,119
                                                           ---------   ---------   ---------   ---------   ---------   ---------

  TOTAL LIABILITIES ....................................        --          --          --          --         7,086       7,086
                                                           ---------   ---------   ---------   ---------   ---------   ---------

  NET ASSETS AVAILABLE FOR PLAN BENEFITS ...............   1,515,678     470,537     143,515   1,346,047   2,075,296   5,551,073
                                                           =========   =========   =========   =========   =========   =========



   The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                               DECEMBER 31, 1998
                                            -----------------------------------------------------
                                                                  PARTICIPANT
                                                                   DIRECTED
                                            -----------------------------------------------------
                                               FIXED                     GROWTH &
                                              INCOME         GROWTH      INCOME          STOCK
                                               FUND           FUND        FUND           FUND

Additions to Net Assets Attributed to:
Investment income
  Net investment gain (loss) ............       30,908         5,180           975      (104,272)
  Interest ..............................       34,126         8,229         2,307         4,633
  Dividends .............................         --            --            --          31,673
                                            ----------    ----------    ----------    ----------
    TOTAL INVESTMENT INCOME .............       65,034        13,409         3,282       (67,966)
                                            ----------    ----------    ----------    ----------

Contributions
  Employee Salary Deferral Contributions          --            --            --         147,738
  Employee Rollover Contributions .......         --            --            --           3,889
  Employer Matching Contributions .......         --            --            --            --
  Employer Optional Contributions .......         --            --            --            --
                                            ----------    ----------    ----------    ----------

    TOTAL CONTRIBUTIONS .................         --            --            --         151,627
                                            ----------    ----------    ----------    ----------

TOTAL ADDITIONS .........................       65,034        13,409         3,282        83,661
                                            ----------    ----------    ----------    ----------

Deductions from Net Assets Attributed to:
Benefits Paid, Including Vested Benefits
  to Former Participants ................      130,390         5,203         1,565        53,182
Administrative Expenses .................         --            --            --           5,237
                                            ----------    ----------    ----------    ----------

TOTAL DEDUCTIONS ........................      130,390         5,203         1,565        58,419
                                            ----------    ----------    ----------    ----------

NET INCREASE (DECREASE) PRIOR TO
INTERFUND TRANSFERS .....................      (65,356)        8,206         1,717        25,242

Interfund Transfers .....................   (1,450,322)     (478,743)     (145,232)      101,721
                                            ----------    ----------    ----------    ----------

NET INCREASE (DECREASE) .................   (1,515,678)     (470,537)     (143,515)      126,963

Net Assets Available for Plan Benefits:

  Beginning of Year .....................    1,515,678       470,537       143,515     1,346,047
                                            ----------    ----------    ----------    ----------

  End of Year ...........................         --            --            --       1,473,010
                                            ==========    ==========    ==========    ==========

                                                             DECEMBER 31, 1998
                                             ---------------------------------------------------
                                                                 PARTICIPANT
                                                                  DIRECTED
                                             ---------------------------------------------------
                                               MONEY          STABLE
                                               MARKET         VALUE     GOVERNMENT     S&P 500
                                               FUND           FUND       BOND FUND    STOCK FUND

Additions to Net Assets Attributed to:
Investment income
  Net investment gain (loss) ............          --           2,700       11,516       42,962
  Interest ..............................        18,088          --           --           --
  Dividends .............................          --            --           --           --
                                             ----------    ----------   ----------   ----------
    TOTAL INVESTMENT INCOME .............        18,088         2,700       11,516       42,962
                                             ----------    ----------   ----------   ----------

Contributions
  Employee Salary Deferral Contributions          6,490         4,413        2,091       45,275
  Employee Rollover Contributions .......          --            --           --           --
  Employer Matching Contributions .......          --            --           --           --
  Employer Optional Contributions .......          --            --           --           --
                                             ----------    ----------   ----------   ----------

    TOTAL CONTRIBUTIONS .................         6,490         4,413        2,091       45,275
                                             ----------    ----------   ----------   ----------

TOTAL ADDITIONS .........................        24,578         7,113       13,607       88,237
                                             ----------    ----------   ----------   ----------

Deductions from Net Assets Attributed to:
Benefits Paid, Including Vested Benefits
  to Former Participants ................       104,378           851           36        1,944
Administrative Expenses .................         1,135           243          376        1,121
                                             ----------    ----------   ----------   ----------

TOTAL DEDUCTIONS ........................       105,513         1,094          412        3,065
                                             ----------    ----------   ----------   ----------

NET INCREASE (DECREASE) PRIOR TO
INTERFUND TRANSFERS .....................       (80,935)        6,019       13,195       85,172

Interfund Transfers .....................       326,378        63,331       91,124      315,653
                                             ----------    ----------   ----------   ----------

NET INCREASE (DECREASE) .................       245,443        69,350      104,319      400,825

Net Assets Available for Plan Benefits:

  Beginning of Year .....................          --            --           --           --
                                             ----------    ----------   ----------   ----------

  End of Year ...........................       245,443        69,350      104,319      400,825
                                             ==========    ==========   ==========   ==========


The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                      DECEMBER 31, 1998
                                               -----------------------------------------------------------------
                                                                         PARTICIPANT
                                                                           DIRECTED
                                               -----------------------------------------------------------------
                                                                                    ASSET             ASSET
                                                                    INTER-        ALLOCATION        ALLOCATION
                                                S&P MIDCAP         NATIONAL          FUND           FUND GROWTH
                                                STOCK FUND        STOCK FUND      INCOME PLUS        & INCOME
Additions to Net Assets Attributed to:
Investment income
  Net investment gain (loss) ............            9,664              843           10,885           10,265
  Interest ..............................             --               --               --               --
  Dividends .............................             --               --               --               --
                                                ----------       ----------       ----------       ----------
    TOTAL INVESTMENT INCOME .............            9,664              843           10,885           10,265
                                                ----------       ----------       ----------       ----------

Contributions
  Employee Salary Deferral Contributions            16,148            1,087           13,346            9,506
  Employee Rollover Contributions .......             --               --               --               --
  Employer Matching Contributions .......             --               --               --               --
  Employer Optional Contributions .......             --               --               --               --
                                                ----------       ----------       ----------       ----------

    TOTAL CONTRIBUTIONS .................           16,148            1,087           13,346            9,506
                                                ----------       ----------       ----------       ----------

    TOTAL ADDITIONS .....................           25,812            1,930           24,231           19,771
                                                ----------       ----------       ----------       ----------

Deductions from Net Assets Attributed to:
Benefits Paid, Including Vested Benefits
  to Former Participants ................              793             --              5,592            1,042
Administrative Expenses .................              386               84            1,127              885
                                                ----------       ----------       ----------       ----------

TOTAL DEDUCTIONS ........................            1,179               84            6,719            1,927
                                                ----------       ----------       ----------       ----------

NET INCREASE (DECREASE) PRIOR TO
INTERFUND TRANSFERS .....................           24,633            1,846           17,512           17,844

Interfund Transfers .....................          119,135           20,644          202,926          151,472
                                                ----------       ----------       ----------       ----------

NET INCREASE (DECREASE) .................          143,768           22,490          220,438          169,316

Net Assets Available for Plan Benefits:

  Beginning of Year .....................             --               --               --               --
                                                ----------       ----------       ----------       ----------

  End of Year ...........................          143,768           22,490          220,438          169,316
                                                ==========       ==========       ==========       ==========

                                                              DECEMBER 31, 1998
                                               -----------------------------------------------
                                                                    NON-
                                                PARTICIPANT     PARTICIPANT
                                                 DIRECTED         DIRECTED
                                               --------------  --------------
                                                   ASSET
                                                 ALLOCATION
                                                   FUND             STOCK
                                                  GROWTH            FUND              TOTAL
Additions to Net Assets Attributed to:
Investment income
  Net investment gain (loss) ............          50,178         (168,649)          (96,845)
  Interest ..............................            --               --              67,383
  Dividends .............................            --             61,316            92,989
                                               ----------       ----------        ----------
    TOTAL INVESTMENT INCOME .............          50,178         (107,333)           63,527
                                               ----------       ----------        ----------

Contributions
  Employee Salary Deferral Contributions           10,405             --             256,499
  Employee Rollover Contributions .......            --               --               3,889
  Employer Matching Contributions .......            --            141,295           141,295
  Employer Optional Contributions .......            --            125,771           125,771
                                               ----------       ----------        ----------

    TOTAL CONTRIBUTIONS .................          10,405          267,066           527,454
                                               ----------       ----------        ----------

    TOTAL ADDITIONS .....................          60,583          159,733           590,981
                                               ----------       ----------        ----------

Deductions from Net Assets Attributed to:
Benefits Paid, Including Vested Benefits
  to Former Participants ................             593           82,003           387,572
Administrative Expenses .................           2,883            8,191            21,668
                                               ----------       ----------        ----------

    TOTAL DEDUCTIONS ....................           3,476           90,194           409,240
                                               ----------       ----------        ----------

NET INCREASE (DECREASE) PRIOR TO
INTERFUND TRANSFERS .....................          57,107           69,539           181,741

Interfund Transfers .....................         522,810          159,103              --
                                               ----------       ----------        ----------

NET INCREASE (DECREASE) .................         579,917          228,642           181,741

Net Assets Available for Plan Benefits:

  Beginning of Year .....................            --          2,075,296         5,551,073
                                               ----------       ----------        ----------

  End of Year ...........................         579,917        2,303,938         5,732,814
                                               ==========       ==========        ==========

The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                     DECEMBER 31, 1997
                                                   -------------------------------------------------------------------------------
                                                                                                            NON-
                                                                         PARTICIPANT                     PARTICIPANT
                                                                          DIRECTED                        DIRECTED
                                                   ---------------------------------------------------  -------------
                                                      FIXED                      GROWTH &
                                                     INCOME        GROWTH        INCOME       STOCK         STOCK
                                                      FUND          FUND          FUND        FUND          FUND          TOTAL

Additions to Net Assets Attributed to:
  Investment Income
     Net Appreciation (Depreciation) in
       Estimated Fair Value of Investments ....       (9,030)       53,240         8,437      192,144       255,061       499,852
     Realized Gain on Sale of Assets ..........       22,752        11,965         2,332         --            --          37,049
     Interest .................................       71,415         6,027         2,189        3,500         5,492        88,623
     Dividends ................................       16,345         4,987         2,323       30,228        47,280       101,163
                                                  ----------    ----------    ----------   ----------    ----------    ----------
        TOTAL INVESTMENT INCOME ...............      101,482        76,219        15,281      225,872       307,833       726,687
                                                  ----------    ----------    ----------   ----------    ----------    ----------

  Contributions
     Employee Salary Deferral Contributions ...       43,206        50,747        26,653       82,607          --         203,213
     Employee Rollover Contributions ..........         --            --            --          7,238          --           7,238
     Employer Matching Contributions ..........         --            --            --           --         119,818       119,818
     Employer Optional Contributions ..........         --            --            --           --         110,033       110,033
                                                  ----------    ----------    ----------   ----------    ----------    ----------

          TOTAL CONTRIBUTIONS .................       43,206        50,747        26,653       89,845       229,851       440,302
                                                  ----------    ----------    ----------   ----------    ----------    ----------

  TOTAL ADDITIONS .............................      144,688       126,966        41,934      315,717       537,684     1,166,989
                                                  ----------    ----------    ----------   ----------    ----------    ----------

  Deductions from Net Assets Attributed to:
     Benefits Paid, Including Vested Benefits
       to Former Participants .................      365,680         7,957           142       71,489       115,566       560,834
                                                  ----------    ----------    ----------   ----------    ----------    ----------

  TOTAL DEDUCTIONS ............................      365,680         7,957           142       71,489       115,566       560,834
                                                  ----------    ----------    ----------   ----------    ----------    ----------

  NET INCREASE (DECREASE) PRIOR TO
    INTERFUND TRANSFERS .......................     (220,992)      119,009        41,792      244,228       422,118       606,155

  Interfund Transfers .........................       23,392           (53)         --        (10,559)      (12,780)         --
                                                  ----------    ----------    ----------   ----------    ----------    ----------

  NET INCREASE (DECREASE) .....................     (197,600)      118,956        41,792      233,669       409,338       606,155

  Net Assets Available for Plan Benefits:

      Beginning of Year .......................    1,713,278       351,581       101,723    1,112,378     1,665,958     4,944,918
                                                  ----------    ----------    ----------   ----------    ----------    ----------

      End of Year .............................    1,515,678       470,537       143,515    1,346,047     2,075,296     5,551,073
                                                  ==========    ==========    ==========   ==========    ==========    ==========


The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1.  PLAN DESCRIPTION

   General

     The Plan is a defined contribution plan covering all employees of Guaranty Bancshares, Inc. and Guaranty Bank, (the "Company") who are employed in a position requiring at least 1000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986.

   Contributions

     The Company may make three types of contributions to the Plan: (1) Basic Contributions (discretionary contributions made for all non-highly compensated participants in order to satisfy the nondiscrimination requirements of the Internal Revenue Code), (2) Matching Contributions (Company matches up to a certain percentage of Salary Reduction Contributions made by the participant), and (3) Optional Contributions (additional discretionary contributions made by the Company as determined by the Board of Directors). The employee participant may make Salary Reduction Contributions and eligible Rollover Contributions.

   Participant accounts

     Each participant's account is credited with any salary deferrals as well as an allocation of (a) the Company's contribution, (b) Plan earnings and (c) forfeitures of terminated participants' non-vested accounts. Allocations of Company Basic and Optional Contributions is based on a participant's compensation. Company Matching contributions are allocated based on a participant's Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company Basic or Optional Contributions. The Optional Account and 75% of the Match Account are subject to vesting provisions. For those participants employed after December 31, 1997, 25% of the Match Account additionally is subject to vesting provisions.

   Vesting

     Vesting is based on years of service. Vesting commences after three years of credited service, at which time the participant is 20 percent vested. A participant is 100 percent vested after seven years of credited service from the date of employment. Upon death, retirement, or total disability a participant is also 100 percent vested. A participant is always 100 percent vested in any salary deferral, rollover, basic, and 25% of matching contributions except for those employed after December 31, 1997 whose 25% of matching contributions are subject to a schedule of vesting at the same rate as mentioned at the opening of this caption.

   Plan Administration

     Effective January 1, 1998, certain Plan administration duties were transferred to Pentegra Services, Inc. (Pentegra). Pentegra was contracted to provide such administrative services as 5500 preparation, performance of Top Heavy and Code Section 415 analysis, processing of all enrollments and transactions, and preparation of quarterly member benefit statements and fund performance summaries. All plan assets were transferred from Guaranty Bank Trust Department to the custody of The Bank of New York during 1998.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1.  PLAN DESCRIPTION - (Continued)

   Investment options

     Prior to 1998, upon enrollment in the Plan, a participant could direct employee contributions in 25 percent increments in any of four investment options.

            FIXED INCOME FUND-Funds are invested in bank certificates of deposit, government backed bonds, other low risk fixed income securities, and fixed income mutual funds.

            GROWTHFUND-Funds are invested in stocks, bonds, mutual funds, and other investments with long term capital growth.

            GROWTH & INCOME FUND-Funds are invested in fixed income securities, low-risk-high capitalization stocks, mutual funds and other assets of a high conservative nature.

            STOCK FUND-Funds are invested primarily in Company stock.

     Effective January 1, 1998, a participant may direct employee contributions in multiples of 1 percent in any of ten investment options.

            MONEY MARKET FUND-Funds are invested in short-term investments issued by banks, corporations, and the U.S. Government and its Agencies. These investments include certificates of deposit and U.S. Treasury bills.

            STABLE VALUE FUND-Funds are invested primarily in Guaranteed Investment Contracts (GICS) and Synthetic Guaranteed Investment Contracts (SGICS). The Fund may also invest in Bank Investment Contracts (BICS).

            GOVERNMENT BOND FUND-Funds are invested in U.S. Treasury bonds with a maturity of 20 years or more.

            S&P 500 STOCK FUND-Funds are invested in the stocks of a broad array of established U.S. companies.

            S&P MIDCAP STOCK FUND-Funds are invested in the stocks of mid-size U.S. companies.

            INTERNATIONAL STOCK FUND-Funds are invested in over 1,000 foreign stocks in 20 countries.

            ASSET ALLOCATION FUND--INCOME PLUS-This fund invests approximately 80% of its portfolio in a combination of stable value investments and U.S. bonds. The balance is invested in U.S. and international stocks.

            ASSET ALLOCATION FUND--GROWTH & INCOME-Funds are invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments.

            ASSET ALLOCATION FUND--GROWTH-This fund invests the majority of its assets in stocks-domestic as well as international. Approximately 55% of the portfolio is in the U.S. stock market. Approximately 20% of the portfolio is in international stocks. The other 25% is invested in a flexible component of U.S. stocks, bonds and money market instruments.

            GUARANTY BANCSHARES, INC. STOCK FUND-Funds are invested primarily in company stock.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1.  PLAN DESCRIPTION - (Continued)

   Payment of benefits

     On termination of service, participants may elect to receive their benefits in whole shares of Company stock, cash or a combination of both.

   Forfeited accounts

     Any portion of the final balances in a participant's accounts which is not vested (and does not become a part of their Capital Accumulation) will become a forfeiture upon the occurrence of a break in service. Forfeitures will be reallocated among the remaining participants of the Plan. At December 31, 1997, there were no forfeitures to be reallocated. As of December 31, 1998, the forfeitures account contained a balance of $33,746.

   Plan amendments

     On July 11, 1997, the Plan was amended to entitle a participant to the vested portion of their Employer Discretionary Matching Contribution in the year of their termination, regardless of whether employment terminates prior to the Anniversary Date. Additionally, a section of the Plan regarding loans was amended to revise the definition of "immediate and heavy financial need." On October 21, 1997, the plan was amended to state that employees will become eligible to participate on the next January 1st or July 1st following the date that the employee completed one full year of service in which the employee is credited with at least 1000 hours of service. In addition, if a participant who becomes employed after December 31, 1997 terminates for reasons other than retirement, disability or death, his Capital Accumulation attributable to optional and 100% of matching contributions will be determined on the basis of his nonforfeitable interest. Finally, the distribution of a participant's Capital Accumulation who is not a 5% owner must commence no later than April 1st of the next Plan year following the later of the Plan year in which he attains 70? or retires. If the participant owns more than 5% of the outstanding stock, the distribution of such participant with respect to the Plan year in which he attains 70? must commence no later than April 1st of the next Plan year.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

   Investments

     The fair value of the Guaranty Bancshares, Inc. common stock was determined by an independent appraiser for the year ended December 31, 1997. Effective March 24, 1998, Guaranty Bancshares, Inc. common stock was split in a seven for one common shares stock split. All statements and disclosures in the accompanying financial statements, notes thereto, and supplemental schedules, present the effects of this split. Subsequently, the Company sold 365,000 shares of its common stock in a public offering. Fair value of Company stocks is now valued through the Nasdaq National Market. The change in the estimated value of the Company's common stock is recorded in the Statement of Changes in Net Assets Available for Plan Benefits.
     All other investments are recorded at fair value.

     Plan investments were managed by the Guaranty Bank Trust Department ("Guaranty") as asset custodian until April, 1998. At that time, all plan assets were transferred to the Bank of New York. The asset custodian invests all contributions, both Company and participant. The plan administrator has received a certification from the asset custodians as to the completeness and accuracy of all investment information, and related activity, included in the basic financial statements and supplemental schedules.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES - (Continued)

   Employer contributions

     Employer Company contributions were accrued during the plan year to which the contribution is attributed by the Employer Company's Board of Directors.

NOTE 3.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their respective accounts.

NOTE 4.  INCOME TAX STATUS

     The Internal Revenue Service has ruled that the Plan qualifies under
     Section 401(a) of the Internal Revenue Code and, therefore, the Plan's trust is not subject to tax under present income tax laws.

NOTE 5.  RELATED PARTY TRANSACTIONS

     Administrative expenses and legal fees were paid by the Company for the year 1997. During 1998, Administrative fees were paid by the Plan totaling $21,668. During 1998 and 1997 the Plan purchased 61,983 shares, and 20,370 shares of employer securities at a cost of $865,110 and $168,552 respectively.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6.  INFORMATION CERTIFIED BY ASSET CUSTODIAN

     The corporate trustee of the Plan holds the Plan's investment assets and executes transactions therein. Financial information relating to those assets is included in the accompanying financial statements based on information provided by the trustee. That information, which has not been audited by independent accountants, is summarized as follows:



FAIR VALUE OF ACCOUNT AS OF DECEMBER 31,                   1998         1997
----------------------------------------               ----------    ----------

Guaranty Bank Trust Department                               --       1,515,678
  Fixed Income Fund                                          --         470,537
  Growth Fund                                                --         143,515
  Growth & Income Fund                                       --       3,421,343
  Stock Fund

The Bank of New York
  Money Market Fund                                       245,443          --
  Stable Value Fund                                        69,350          --
  Government Bond Fund                                    104,319          --
  S&P 500Stock Fund                                       400,825          --
  S&P Midcap Stock Fund                                   143,768          --
  International Stock Fund                                 22,490          --
  Asset Allocation Fund-Income Plus                       220,438          --
  Asset Allocation Fund-Growth & Income                   169,316          --
  Asset Allocation Fund-Growth                            579,917          --
  Stock Fund                                            3,776,948          --
                                                       ----------    ----------

Total                                                   5,732,814     5,551,073
                                                       ==========    ==========


NET INCREASE IN THE ACCOUNT FOR THE YEAR
ENDED DECEMBER 31,                                        1998          1997
-----------------------------------------              ----------    ----------



Net unrealized appreciation (depreciation) in assets     (235,857)      499,852
Net income received                                       299,384       226,835
Deferrals and contributions received during the year      527,454       440,302
Benefits paid directly to participants                   (387,572)     (560,834)
Administrative expenses                                   (21,668)         --
                                                       ----------    ----------
Net increase                                              181,741       606,155
Beginning total                                         5,551,073     4,944,918
                                                       ----------    ----------

Ending total                                            5,732,814     5,551,073
                                                       ==========    ==========

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 7.  INVESTMENTS

     The following tables present the fair values of investments at December 31, 1998 and 1997. Investments that represent 5 percent or more of the Plan's net assets are separately identified. Also presented is the Plan's investments' appreciated values for the years then ended.


                                                        DECEMBER 31,
                                                     1998          1997
                                                   ---------     ---------
Investments at Fair Value as Determined by
  Quoted Market Price

  Common Stocks:
Guaranty Bancshares, Inc. Common Stock,
  407,514 and 352,485 shares, respectively .....   3,642,359     3,092,254
Pooled Funds & Mutual Funds ....................   2,107,998       259,000
U.S. Treasury Bonds & Notes ....................        --          59,963
U.S. Government Agency Obligations .............        --         242,548
                                                   ---------     ---------
                                                   5,750,357     3,653,765
                                                   ---------     ---------

Investments at Estimated Fair Value

  Money Market:
    Guaranty Bank Premier Money Market, 4.52% ..        --       1,459,618
    Other ......................................        --          32,917
  Certificates of Deposit ......................        --         410,000
  Participant Loans ............................        --           1,859
                                                   ---------     ---------
                                                        --       1,904,394
                                                   ---------     ---------
  Total Investments ............................   5,750,357     5,558,159
                                                   =========     =========

                              SUPPLEMENTARY INFORMATION

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                         EIN#75-1656431    PLAN #001


           (a)                                               (b)                                       (c)                 (d)
                                            DESCRIPTION OF INVESTMENT INCLUDING MATURITY
IDENTITY OF ISSUE, BORROWER, LESSOR,        DATE, RATE OF INTEREST, COLLATERAL, PAR OR
OR SIMILAR PARTY                            MATURITY VALUE                                              COST          CURRENT VALUE
------------------------------------------------------------------------------------------------------------------------------------
 Money Market Fund                          Participation in pooled separate account
                                            which invests in money market obligations
                                            (CD's) and short-term U.S. government
                                            debt issues.                                               245,443            245,443

 Stable Value Fund                          Participation in pooled separate account
                                            which invests in Guaranteed Investment
                                            Contracts (GICS), Synthetic Guaranteed
                                            Investment Contracts (SGICS), and Bank
                                            Investment Contracts (BICS)                                 66,650             69,350

 Government Bond                            Fund Participation in
                                            pooled separate account
                                            which invests in long-term
                                            U.S. government debt issues.                                92,803            104,319

 S&P 500 Stock Fund                         Participation in pooled separate account
                                            which invests in common stocks                             357,862            400,825

 S&P Midcap Fund                            Participation in pooled separate account
                                            which invests in common stocks                             134,102            143,768

 International Stock Fund                   Participation in pooled separate account
                                            which invests in foreign common stocks                      21,646             22,490

 Asset Allocation                           Participation in pooled separate account
 Fund--Income Plus                          which invests mainly in Stable Value
                                            investments and U.S. government debt issues                209,552            220,438

 Asset Allocation                           Participation in pooled separate account
 Fund--Growth & Income                      which invests mainly in U.S. and
                                            International common stocks                                159,052            169,316

 Asset Allocation                           Participation in pooled separate account
 Fund-Growth                                which invests mainly in U.S. and International
                                            common stocks with a small mix of
                                            U.S. government debt issues and money
                                            market instruments                                         528,995            579,917

Guaranty Bancshares, Inc.                   Common Stock-407,514 shares                              4,521,939          3,642,359

Bank of New York                            Short-term investments                                     152,132            152,132


                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
                  LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998
                        EIN#75-1656431     PLAN #001


             (a)                                    (b)                         (c)             (d)                 (e)
                                            DESCRIPTION OF ASSET
                                          (INCLUDING INTEREST RATE
   IDENTITY OF PARTY INVOLVED                 AND MATURITY )               PURCHASE PRICE   SELLING PRICE       LEASE RENTAL
-------------------------------------------------------------------------------------------------------------------------------
 GUARANTY BANK
 TRUST DEPARTMENT
 Fixed Income Fund                         Bank Certificates of Deposit-
                                           And Government Bonds                       -      2,207,751(a)           N/A

 Growth Fund                               Common Stock,
                                           Bonds, Mutual Funds                        -        538,251(a)           N/A

 Growth & Income Fund                      Fixed income securities,
                                           Common Stock
                                           Mutual funds                               -        191,920(a)           N/A

 THE BANK OF NEW YORK

 Money Market Fund                         Money Market Obligations           2,806,633              -              N/A
 Money Market Fund                         Money Market Obligations                   -      2,577,366              N/A
 Stable Value Fund                         GICS, SGICS, BICS                     74,075              -              N/A
 Stable Value Fund                         GICS, SGICS, BICS                          -          7,221              N/A
 Government Bond Fund                      US Government Debt Issues             95,682              -              N/A
 Government Bond Fund                      US Government Debt Issues                  -          2,515              N/A
 S&P 500 Stock Fund                        Common Stock                         401,689              -              N/A
 S&P 500 Stock Fund                        Common Stock                               -         42,568              N/A
 S&P Midcap Stock Fund                     Common Stock                         139,360              -              N/A
 S&P Midcap Stock Fund                     Common Stock                               -          4,733              N/A
 International Stock Fund                  Common Stock                          25,577              -              N/A
 International Stock Fund                  Common Stock                               -          3,877              N/A
 Asset Allocation Fund--
 Income Plus                               Stable value & US Government Issues  244,633              -              N/A
 Income Plus                               Stable value & US Government Issues        -         34,094              N/A
 Asset Allocation Fund--
 Growth & Income                           Common Stock                         238,781              -              N/A
 Growth & Income                           Common Stock                               -         78,748              N/A
 Asset Allocation Fund--
 Growth                                    Common Stock                         651,224              -              N/A
 Growth                                    Common Stock                               -        119,027              N/A
 Stock Fund
 28,000 Shares                             Common Stock                         399,000              -              N/A
 33,983 Shares                             Common Stock                         466,110              -              N/A


        (f)               (g)                 (h)                   (i)
                                       CURRENT VALUE OF
  EXPENSE INCURRED                         ASSET ON              NET GAIN
  WITH TRANSACTION   COST OF ASSET     TRANSACTION DATE          OR (LOSS)
---------------------------------------------------------------------------

         N/A          2,176,843                    -              30,908


         N/A            533,071                    -               5,180



         N/A            190,945                    -                 975



         N/A                  -            2,806,633                   -
         N/A          2,569,061                    -               8,305
         N/A                  -               74,075                   -
         N/A              7,189                    -                  32
         N/A                  -               95,682                   -
         N/A              2,534                    -                 (19)
         N/A                  -              401,689                   -
         N/A             42,661                    -                 (93)
         N/A                  -              139,360                   -
         N/A              4,821                    -                 (88)
         N/A                  -               25,577                   -
         N/A              3,867                    -                  10

         N/A                  -              244,633                   -
         N/A             33,981                    -                 113

         N/A                  -              238,781                   -
         N/A             78,871                    -                (123)

         N/A                  -              651,224                   -
         N/A            119,307                    -                (280)

         N/A                  -              250,320                   -
         N/A                  -              365,977                   -


 (a) Includes liquidation of assets held for investment purposes to accomplish transfer from Guaranty Bank
     Trust Department to Bank of New York

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June 29, 1999                 GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP
                              PLAN (WITH 401(K) PROVISIONS)



                              /s/ DEVRY W. GARRETT
                                  Devry W. Garrett
                                  Trustee



                              /s/ RUSSELL L. JONES
                                  Russell L. Jones
                                  Trustee



                              /s/ WELDON MILLER
                                  Weldon Miller
                                  Trustee



                              /s/ CLIFTON A. PAYNE
                                  Clifton A. Payne
                                  Trustee



                              /s/ RICHARD PERRYMAN
                                  Richard Perryman
                                  Trustee



                              /s/ D. R. ZACHRY
                                  D. R. Zachry
                                  Trustee

                               INDEX TO EXHIBITS



NUMBER                  EXHIBIT
------                  -------
23.1                    Consent of Arnold, Walker, Arnold & Co., P.C.


                                    -3-